UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended JUNE 30, 2022

K-CHAIN GROUP, INC.

(Exact name of issuer as specified in its charter)

Delaware	85-2903928
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

155 N Lake Ave Suite 800

Pasadena CA 91101

(Full mailing address of principal executive offices)

(310) 595- 2768

(Issuer’s telephone number, including area code)

ITEM 1. Management Discussion and Analysis of Financial Condition and Results of Operations.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to K-CHAIN GROUP, INC. a Delaware incorporated company.

Special Note Regarding Forward Looking Statements

We make statements in this Annual Report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "could", "expect," "anticipate," "intend," "may", "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Annual Report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements. These factors include, among other things:

·Our lack of operating history on which to judge our business prospects and management;

·Our ability to raise capital and the availability of future financing;

·Our ability to compete in a highly competitive and evolving industry;

·Our ability to protect our intellectual property;

·Adverse federal, state, and local government regulation and taxation, rendering it difficult for us to monetize our products and services;

·Our ability to protect against and avoid criminal prosecution and civil liability in the U.S., given the illegal status of cannabis under U.S. federal law;

·Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could harm our financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital.

You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Overview

The Company was originally incorporated in the State of Delaware on September 30, 2020.

The address of our web site is www.kchaingroup.com. The information at our web site is for general information and marketing purposes and is not part of this report for purposes of liability for disclosures under the federal securities laws.

Recent Developments

Revenue

No revenues were generated during the six months ended June 30, 2022.

Net loss

As a result of the foregoing, during the period from January 1, 2022 to June 30, 2022 we recorded a net loss of $195,835. The loss is mainly comprised of compensation, consulting and professional fees, and general and administrative expenses.

Liquidity and Capital Resources

As of June 30, 2022, the Company had cash on hand of $139,255. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Cash Flows

Operating Activities

From January 1, 2022 through June 30, 2022, we used $149,433 of cash in operating activities.

Financing Activities

From January 1, 2022 through June 30, 2022, financing activities provided $109,912. We received these proceeds largely from sales of Common Stock and borrowings.

Critical Accounting Policies and Estimates

Use of estimates

The preparation of the unaudited financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Developments

On JANUARY 11, 2021 the company qualified with the SEC to raise $50,000,000 under Regulation A. To date, we have not raised any funds under this submission.

Going Concern

Our current financial condition raises substantial doubt regarding our ability to continue as a going concern. Our financial statements are prepared using U.S. generally accepted accounting principles, or GAAP, applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, we have sustained substantial losses from operations since inception and do not have a predictable revenue stream. The lack of a proven profitable business strategy that would generate a predictable revenue stream raises substantial doubt for our company to continue as a going concern. It is management’s plan in this regard to obtain additional working capital through equity financings. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

Related Party Transaction

As of June 30, 2022, the Company does not have any related party transactions to report.

Off-Balance Sheet Arrangements

As of June 30, 2022, we did not have any off-balance sheet arrangements.

ITEM 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

ITEM 3. Financial Statements

K-CHAIN GROUP, INC.

INDEX TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2022

Balance Sheet
K-Chain Group Inc.
Semi-annual report between Jan. 1st, 2022 to June 30th, 2022

Assets	$
Total Cash and Bank	99,734
Total Other Current Assets	—
Total Long-term Assets	—
Total Assets	99,734

Commitment and Contingencies

Equity	$
Common Stock	1,550
Additional paid in capital	294,018
Total Retained Deficit	(195,835)
Total Equity	99,734

The accompanying notes are an integral part of these financial statements.

Income Statement
K-Chain Group Inc.
Semi-annual report between Jan. 1st, 2022 to June 30th, 2022

$
Total Income	—

Total Cost of Goods Sold	—

Gross Profit	—

Operating Expenses
Professional Fees	121,601
Payroll - Salary & Wages	23,145
Other Expenses	1,754
Advertising & Promotion	1,500
Office Supplies & Expenses	779
Bank Service Charges	550
Miscellaneous Expense	105

Total Operating Expenses	149,433

Net Income (Loss)	(149,433)

Average Shares Outstanding	15,500,000

Net Loss Per Common Share	0

The accompanying notes are an integral part of these financial statements.

Statement of Stockholders' Equity
K-Chain Group Inc.
Semi-annual report between Jan. 1st, 2022 to June 30th, 2022

	Common Stock
	Shares	Amount	Additional Paid-in-capital	Common stock to be issued	Retained Earnings	Total Stockholders' Equity
	—	—	—		—	—
Issuance of shares	15,500,000	1,550	294,018		—	295,568
Net Income	—	—	—		(195,835)	(195,835)

Stockholders' Equity Sep. 30, 2020	15,500,000	1,550	294,018	—	(195,835)	99,734

The accompanying notes are an integral part of these financial statements.

Cash Flow Statement
K-Chain Group Inc.
Semi-annual report between Jan. 1st, 2022 to June 30th, 2022

Operating Activities	$
—
Expenses	(149,433)
Net Loss from Operating Activities	(149,433)

Financing Activities	$
Sale of Common Stock	109,912
Other	—
Net Cash from Financing Activities	109,912

Net Cash	(39,521)
Net Cash Beginning	139,255
Net Cash Ending	99,734

The accompanying notes are an integral part of these financial statements.

K-Chain Group Inc.

NOTES TO FINANCIAL STATEMENTS

For Period Ending June 30, 2022

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

K-Chain Group Inc. (the “Company”) was incorporated in the State of Delaware on September 4, 2020. The Company is in the development stage whose purpose is to provide an international online e-commerce platform specializing in unique exclusive products from the Asian market sector.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company is considered to be in the development stage as defined in ASC 915 “Development Stage Entities.” The Company is devoting substantially all of its efforts to the development of its business plans. The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; and does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Start-Up Costs

In accordance with ASC 720, “Start-up Costs”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Cash

Cash includes cash in bank only.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”) and Accounting Standards Codification (“ASC”) Subtopic 340-40, Other Assets and Deferred Costs - Contracts with Customers (“ASC 340-40”), (collectively, “Topic 606”). On September 30, 2020, the Company adopted Topic 606. ASU 2014-09 requires entities to recognize revenue through the application of a five-step model, which includes identification of the contract, identification of the performance obligations, determination of the transaction price, allocation of the transaction price to the performance obligations and recognition of revenue as the entity satisfies the performance obligations. The Company implemented ASU 2014-09 for the semi-annual reporting period presented.

Earnings Per Share

In accordance with accounting guidance now codified as FASB ASC Topic 260, “Earnings per Share,” Basic earnings (loss) per share (“EPS”) is computed by dividing net profit/loss available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. The number of common shares that are exercisable or converted into common stock is not material to effect diluted EPS results.
Further, since the Company showed a loss for the period presented, basic and diluted loss per share are the same for the period.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, “Accounting for Income Taxes”. The asset and liability method provide that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. As of June 30th, 2021, the Company did not have any amounts recorded pertaining to uncertain tax positions.

Fair Value Measurements

The Company adopted the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures”, which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash and cash equivalents are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The Company has no assets or liabilities valued at fair value on a recurring basis.

Year End

The Company changed to a December 31st year end for accounting purposes through Board Resolution dated December 13th, 2021.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated any revenues since inception and sustained an accumulated net loss of $(195,835) for the period from inception to July 30th, 2022. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period.  The Company’s continuation as a going concern is dependent upon, among other things, its ability to generate revenues and its ability to obtain capital from third parties.  No assurance can be given that the Company will be successful in these efforts.

Management plans to raise significant capital through investors to capitalize its business plan.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 - INCOME TAXES

The reconciliation of income tax benefit at the U.S. statutory rate of 21% for the period ended June 30, 2022, to the Company’s effective tax rate is as follows:

Income tax expense at statutory rate	$31,381
Change in valuation allowance	(31,381)
Income tax expense per books	$0

The tax effects of temporary differences that give rise to the Company’s net deferred tax assets for the period ended December 31, 2021, are as follows:

Net Operating Loss	$(195,835)
Valuation Allowance	195,835
Net deferred tax asset	$0

The Company has approximately $(195,835) of net operating losses (“NOL”) carried forward to offset taxable income, if any, in future years which expire commencing in fiscal 2037. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against all of the deferred tax asset relating to NOLs for every period because it is more likely than not that all of the deferred tax asset will not be realized.

NOTE 5 – STOCKHOLDERS’ EQUITY

Authorized Stock

The Company has authorized 100,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

The Company has no authorized preferred shares at this time but may deem it advisable to authorize one or more class(es) of Preferred Stock

The Company ownership contributed $31,600 for operating purposes in exchange for 13,000,000 common shares. These shares were authorized by the Board on September 25th, 2020.

During the December 31, 2021 Year End period, Koch Partners International was issued 500,000 common shares of stock bearing a restrictive legend. Also, 1,000,000 shares were issues to Jiwang Wei and Xue Lan in exchange for marketing services rendered to the company.

In the same period as the prior paragraph, the company realized $156,600 as proceeds from the sale of 1,002,000 common shares, which brings the total outstanding shares to 15,388,100.

NOTE 6 – CONSULTING SERVICES

The Company entered into a consulting agreement to begin on August 3rd, 2020, with Koch Partners International (USA) to provide ongoing consulting services for the establishment and ongoing development of the Company. The payment for services is $55,000 over a 12-month period.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financials were made available for issuance and concluded that no other subsequent events have occurred that would require recognition in the Financial Statements or disclosure in the Notes to the Financial Statements.